Spectrum Global Solutions, Inc.

300 Crown Oak Centre Drive

Longwood, Florida 32750

December 22, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Amanda Ravitz
Assistant Director

RE:	Spectrum Global Solutions, Inc. (f/k/a Mantra Venture Group Ltd.)
Registration Statement on Form S-4
Filed November 27, 2017
File No. 333-221758

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Spectrum Global Solutions, Inc. (formerly known as Mantra Venture Group Ltd.), a British Columbia corporation, hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. EST on December 27, 2017, or as soon thereafter as practicable.

Very truly yours,

/s/ Keith W. Hayter
Keith W. Hayter President